UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

(Name of Subject Company)

Inspire Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share, and the

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Joseph M. Spagnardi

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

(919) 941-9777

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Russell L. Leaf

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission on April 15, 2011, by Inspire Pharmaceuticals, Inc. (the “Company”), as amended or supplemented from time to time. The Schedule 14D-9 relates to the cash tender offer by Monarch Transaction Corp. (“Merger Sub”), a wholly owned subsidiary of Merck & Co., Inc. (“Parent”), to purchase all of the Company’s outstanding shares of common stock at a price of $5.00 per share, payable net to the seller in cash without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated April 15, 2011, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the first paragraph under subsection “(c) Antitrust Compliance.”:

“At 11:59 p.m., New York City time, on Wednesday, April 27, 2011, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs at the end of the last paragraph under subsection “(h) Litigation.”:

“On April 20, 2011, plaintiffs amended the complaint originally filed on April 14, 2011, related to a purported class action lawsuit filed against the Company, Board, Parent, and Merger Sub in the Court of Chancery of the State of Delaware, under the caption Steve Dougherty, On Behalf of Himself and All Others Similarly Situated v. Inspire Pharmaceuticals, Inc., et al. Case No. 6378. The plaintiffs in this case purport to sue on behalf of a class of stockholders of the Company, and allege that members of the Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of the Company to Parent. In addition, the amended complaint alleges that the Board breached its fiduciary duty to disclose material information. The complaint also alleges that the Company, Parent, and Merger Sub aided and abetted the Board in the Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of the Company and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.”

“On April 21, 2011, a purported class action lawsuit was filed against the Company, Board, Parent, and Merger Sub in the Court of Chancery of the State of Delaware, under the caption Raymond Chan, on behalf of himself and all others similarly situated v. Inspire Pharmaceuticals, Inc., et al., Case No. 6401. The plaintiffs in this case purport to sue on behalf of a class of stockholders of the Company, and allege that members of the Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of the Company to Parent. The complaint also alleges that the Company, Parent, and Merger Sub aided and abetted the Board in the Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of the Company and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.”

“On April 25, 2011, Vice Chancellor Parsons of the Court of Chancery of the State of Delaware signed an order consolidating all of the Delaware actions (with the exception of the Luttenberger action, which was filed on April 11, 2011, but which plaintiffs moved to voluntarily dismiss on April 14, 2011) into one action called In re Inspire Shareholders Litig., C.A. 6328-VCP.”

Item 8 of Amendment No. 1 is hereby amended and supplemented by adding the following sentences to the end of the third paragraph under subsection “(h) Litigation.”:

“On April 22, 2011, all defendants filed motions seeking to dismiss the case. The court has not ruled on this motion. That same day, plaintiffs in the North Carolina action also filed an emergency motion for expedited discovery and to set a briefing schedule and hearing date for a preliminary injunction hearing. On April 22, 2011, defendants filed an opposition to that motion.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit (a) (9)         Press Release issued jointly by the Company and Parent, dated April 28, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Adrian Adams
Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated: April 28, 2011